INVEST IN **STAYSAFE CONCRETE PRODUCTS INC.**

Products & Technology to support the est. $4T backlog in US Infrastructure repairs

PITCH VIDEO   INVESTOR PANEL



Highlights

1. Hurricane Ida reminds us that its time to build to a higher standard
2. Strong revenues predicted from transportation projects, due to the FHWA's requirement for greater usage of UHPC
3. We have a primary focus on flood control along the eastern seaboard and gulf states
4. Our super strong raised and floating foundations embrace off-the-grid & remote work opportunities
5. Our composite based concrete reinforcement is non-corrosive, lighter, stronger and longer lasting.

We have the vision and skills to build a better LID infrastructure with seasoned Teaming

5. Our composite based concrete reinforcement is non-corrosive, lighter, stronger and longer lasting.

6. We have the vision and skills to build a better LID infrastructure with seasoned Teaming Partners.
7. We intend to use 3D concrete printer technology to lower the cost of production

Our Founder



Kyle Meyer CEO

I have 45 years of business and entrepreneurial experience, most recently as the Founder/CEO of StaySafe Concrete Products Inc. Please visit our website to find some amazing new products.

StaySafe Concrete Products is helping to address infrastructure and housing issues in hurricane and coastal flooding areas. It is also our mission to help provide a clear path to increase the safety of lives, protect assets, and improve the environment.

Pitch


STAYSAFE
BUILDING TECHNOLOGY
1


STAYSAFE
BUILDING TECHNOLOGY
VISIONARY MISSION TO BUILD A BETTER INFRASTRUCTURE
Many cities on our coasts and along our rivers are running out of land for expansion. Highrise building is not the only solution. Many cities such as Dubai and Singapore have expanded by adding fillings in the coastal area. Another solution to the problem is the very old traditional construction of pile dwellings and houseboats, as they have done for years in Asia.
Forward thinking architects are creating interesting designs and projects in coastal and river areas. New materials such as UHPC concretes are being incorporate into local living concepts and offer absolute seawater resistance with extremely high strength.
Floating residential and industrial concepts can also be realized with UHPC and not just above water. The first underwater concepts have already been implemented worldwide with new hotel concepts. Recent plans also include entire artificial islands on which hospitals, workshops, hotels, kindergartens, residential complexes including leisure facilities are built.
2


STAYSAFE
BUILDING TECHNOLOGY
VISIONARY MISSION TO BUILD A TEAM THAT ADDRESSES INFRASTRUCTURE AND COASTAL HOUSING ISSUES
StaySafe and its Teaming Partners are building relationships with municipalities and private sector developers to offer state-of-the art products and a wide range of advanced applications that can be used in support of building and repairing seaports, highways, dams, tunnels, airports, commercial and residential buildings.
3


STAYSAFE
BUILDING TECHNOLOGY
The Growing Political Focus on Infrastructure
• Almost all the members in congress appear supportive of a major US infrastructure package in 2021.
• President Biden's upcoming federal infrastructural stimulus bill is targeting 3 trillion dollars.
• Importantly, private sector infrastructure financing, as well as leadership from states and local municipalities, have contributed significantly to recent investment. Political gridlock at the federal level should still, however, be evaluated as a short-term obstacle given the widespread differences in how to pay for infrastructure exists across the political spectrum
• Politics aside, demand for infrastructure investment is driven by several factors, including demographic trends, depreciation of existing infrastructure, environmental risks, changing preferences and advances in technology.

Our Vision::

Our vision is to utilize a decentralized value-added platform, combined with Teaming Partners with substantial customer relationships, to identify opportunities where the team can help repair and build a safer and more sustainable infrastructure.

As a trusted advisor/partner we are helping to bring many projects from concept to completion by connecting innovative products with established firms including, contractors, homebuilders, manufactures, engineering firms and subcontractors. Our process is unlocking significant market opportunities and we appreciate the opportunity to assist companies looking to build a more sustainable infrastructure.

Our Business:

StaySafe Building Technology is a design-focused firm using new technology and high performing concrete as a catalyst for developing products used in the development of a more sustainable infrastructure. Using our proprietary products including- modular buildings, precast raised slab foundations, and our advanced low impact seawall system and 3d concrete printing; we can shorten the construction cycle, lower maintenance cost, and provide better quality control for customers worldwide.

Working with our Teaming Partners we can introduce and demonstrate our products and services to the US Army Corps of Engineers and other municipal and private sector customers.

When we determined there is sufficient demand for a product, we mobilize our strategic teaming partners and move forward with designing, manufacturing, marketing, and installing our proprietary concrete products and modular buildings.

Our Products and Services:

With our Teaming Partners we research to find and acquire the latest advances in building technology and then produce products and services that help clients build a more cost effective and sustainable infrastructure.

Current products include:
- StaySafe UHP and UHPC concrete mixes
- StaySafe LID Seawalls
- StaySafe LID raised slab foundations
- StaySafe Modular Villas
- StaySafe Modular Commercial Building
- 3d Concrete printing
- StaySafe ballistic SIP panels



Our Strategy

We host a "platform" where our management team and Teaming Partners foster strategic relationships that allow us to develop new products and services with the capacity to scale up as needed to meet demand.

Through our numerous relationships, including General Yves Fontaine (SDVOSB Fontaine Consulting) we leverage the General's knowledge and capture tools to provide our Teaming Partners the visibility and expertise needed to source new opportunities and to meet US Government contracting requirements.

Building our Business by Helping Developers Raise Capital for Projects (Series A Funding)
Our management team has a long history of helping developers raise Capital. We help them organize a Regulation CF Crowdfunding by:
(i) establishing a working group of contract parties with professional expertise to realize the Project,
(ii) developing an initial budget for the Project entitlement,
(iii) assisting with the development of a comprehensive master plan for land development,
(iv) structuring phased financing scenarios for the Company,
(v) developing a real estate syndication under which the Company can raise capital under a CF Crowdfunding Offering,
(vi) preparing financial models and marketing material in a manner that will help to achieve the conclusion of various debt and equity financial transactions needed to finance the construction and operation of the Company's business,
(vii) engage a crowdfunding portal registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority to administer and market the Offering,
(viii) developing a marketing and branding campaign for villa sales and resort revenue, (ix) developing various villa designs and construction plans that will address multiple demographic groups and income levels, and (x) develop the supply of high performing concrete products for flood protection and raised slab foundations.

Market Segments

On the **B2B side.**

Rethinking how we build our Infrastructure

We focus on six primary channels for developing commercial revenue:

1. The US municipal infrastructure market (State and Federal): bridges, roads, dams, nuclear facilities, airports, railroads, seaports, flood control areas.
2. The marine industry (boating and marina infrastructure): sea walls, docks, piers, 3d concrete printing
3. Resort developers: seawalls, docks, raised slabs, modular buildings; plus, many other 3d printed buildings and structures
4. The commercial construction market: high rise, tilt-up, structural, façade, fencing, protective walls and 3d concrete printing
5. The residential developer market: foundations, SIPs, modular buildings and 3d concrete printing
6. USACE, Military and Law Enforcement –protective walls and buildings





StaySafe is collaborating with 3d concrete printing companies to develop products that will make construction quicker and safer

Market Segments

Resort Development

We have specifically organized a group of resort centric consultants, financiers, land planners, architects, engineers, and marine contractors to help developers build luxury hotels, villas and marinas worldwide.



StaySafe is collaborating with 3d concrete printing companies to develop products that will make construction quicker and safer

On the **B2C side**



Rethinking how we work, live, and invest

Rethinking how we work, live, and invest



On the consumer side our **StaySafe Villas** are addressing the way people are rethinking the way they work, live, and invest.

Working remotely was previously off-limits for most workers, but since COVID-19 remote work has become a privilege and a life saver for some industries. Many businesses saw this option as their only way to survive a moment in history where the traditional office environment was unsafe. A resent study found that up to 40% of all jobs can be performed remotely. There's never been a better time to give this eye-opening experience a try.

To showcase and sell our Modular Villas, we plan on forming relationships with international real estate brokerage companies to develop an agent referral marketing plan to market our Villas as luxury vacation homes or Airbnb rental investments.

We plan on targeting agents that:

a. have an interesting in finding additional ways to earn income arm with a high-end product that can be remotely market worldwide.
b. can arrange for clients to visit selected Airbnb villas so customers can experience the product before they buy.

Our growing pipeline



We work with multiple manufactures and developers in all segments of our business.

Active markets include:

- Eleuthera, Bahamas, raised foundations, villas
- Grand Bahama Island, raised foundations, seawall and villas
- San Salvador, Bahamas, raised foundation and villas
- Tennessee-raised foundations and Villas
- Surfside, South Caroline-fishing pier, raised foundations
- Fort Myers, Florida –raised foundation and villas
- Naples, Florida- raised foundation and Villa
- Miami, Seawalls
- Fort Lauderdale, seawalls

The Vacation Villa Market

StaySafe Building Technology is currently building over the water and on the water modular Villas as a way for clients to participate in the remote working revolution and the Airbnb rental business worldwide

Reserve your Sunflower Villa Today





Our Proprietary StaySafe LID Raised Slab and Floating Foundation Systems

StaySafe LID raised slab and floating foundations are designed and engineered with High Performing Concrete to achieve remarkable wind and water resistances compared to traditional construction.





StaySafe Homes with advanced raised slab foundations



StaySafe Floating Foundations

•StaySafe's concrete provides significantly more compressive strength than traditional concrete. Depending on the mix, it has a compressive strength from 8,500 pounds per square inch (psi) to more than 21,000 psi. When compared to traditional concrete (2,500 to 5,000 psi) so the difference is clear. Additionally, StaySafe concrete also exhibits a vastly increased tensile strength compared to traditional concrete.

•StaySafe's super strong concrete is very similar to traditional concrete in terms of the materials used to make it unique and revolutionary.
• StaySafe's concrete is made with fibers added to the concrete mix. The fibers vary from polyester to fiberglass bars, basalt, steel, and stainless steel. Each of these integrated fibers create a progressively stronger end product, with steel and stainless steel delivering the greatest gains in strength.

The benefits of building with StaySafe raised foundations in coastal areas





- StaySafe's raised foundations and 3d concrete printing will help save lives and further benefit cities and companies by helping to mitigate lost revenues with a more sustainable infrastructure during and after a storm.

  Such benefits include:
  - Lower relocation expenses





- Lower property damage
- Lower unemployment cost
- Lower medical expenses

We believe that there are significant opportunities for StaySafe to work with municipalities and contractors involved in building a stronger infrastructure nationwide.

Our Proprietary LID Seawalls


SHEET PILE 2
Thornton Tomasetti
SSK-000

Advanced Flood Protection



SMART WALLS

Retracting Floodwalls

- Permanently installed deployable walls for flood and storm-surge protection.
- Versatile system that allows a wide range of applications in both, riverine communities and coastal cities.
- Unique on-demand system that provides protection only when needed, without obstructing the view when there is no flood or storm hazard.
- Offered in a variety of lifting/retracting options, from manually-operated to remotely-operated using our unique online-controlled features.
- The telescopic technology reduces the excavation needed in 50% vs other deployable solutions.
- Small footprint to reduce land acquisition costs and to reduce the impact on the built environment.
- The walls are made with precast Ultra High-Performance Concrete (UHPC), therefore they are:
  - Strong and durable
  - Cost-effective
  - Able to virtually acquire any shape and height that better suits the landscape
  - Rapidly installed to reduce construction time and costs



Management

Kyle Meyer is the Chief Executive Officer of the Company

Kyle has over 45 years of business and entrepreneurial experience including:

- Founder/Managing Member of Open-Source Capital, LLC, a company that specializes in structuring and financing Joint Ventures and SEC Regulation D506(c) Private Offering for real estate development projects
- Chief Executive Officer of Ironshore Capital, LLC. Ironshore Capital, LLC was a private equity firm that originated, co-invested and managed real estate assets exclusively for the Baupost Group, a $30+ billion Boston based hedge fund.
- Founder of BuilderFinancial Corp, which managed Builder Funding LLC. Builder Funding, LLC raised and invested over $350 million in participating mezzanine funding to builders and developers.
- One of five co-founders of everbank.com an early online commercial bank
- Founder of American Finance & Investment Inc., recognized as the first company to originate a loan over the Internet
- Co-founder of Chadwick American Company a company that designed and exported modular housing to Algeria
- Founder of Core Construction Corp. a Ryan Home franchise in Northern Virginia
- Graduated from American University holding a Bachelor of Science in Business Administration, with a concentration in Real Estate Finance and Urban Development

Brett Meisenheimer, Executive VP/ Director of Operations for the Company

Over the last thirty-five years Brett has developed, and maintained, hundreds of relationships with builders, contractors, property managers, engineers, institutions, local governments. His early focus was on waterproofing new construction; however, the demand for his services evolved into roofing, restoration, remediation, epoxy injections, protective coatings and more. Brett has worked with manufacturers, architects, engineers, and local building officials getting products approved, and in many cases, acquiring territorial exclusivity contracts with new products.

- October 2009 – to 2017; Owned and operated Suburban Electric Company in North Carolina
- 1985 to 2009 Founder and owner of NV Waterproofing a major waterproofing subcontractor in the metropolitan Washington D.C. market
- Graduated from University of Arizona with a Bachelor of Science in Marketing and Management

Roger Heymann, CFO for the Company

Roger has over forty-five years of demonstrated history working with entrepreneurs in tax, business and strategic planning and accounting.

- Adjunct college professor American University and Montgomery College
- B.D Seidman CPA
- Leeb Roberts CPAs
- Founder of Heymann, Subsa, and Stone, PA in Rockville, Maryland
- Roger is a member of AICPA, AICPA tax, nonprofit, financial planning sections and Forensic Section.

CONCLUSION:


In a landscape of competitive markets, shifting priorities, and ever more aggressive global competition it takes superior vision coupled with industry experience and tactical creativity to win.
StaySafe Building Technology is helping to address infrastructure and housing issues in hurricane and coastal flooding areas. It is also our mission to help provide a clear path to increase the safety of lives, protect assets, and improve the environment.
With our Teaming Partners we provide the training and engineering assistance necessary to manufacture and install StaySafe products anywhere in the world and to help clients achieve their long-term goals.
Investors- review our investment offering on website portal
Or contact:
Kyle Meyer kmeyer@staysafeconcrete.com